Caledonia Mining announces the Imminent Resumption of Gold Mining at the

Blanket Gold Mine in Zimbabwe

Toronto, Ontario – April 3, 2009:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the imminent resumption of gold mining operations at the Blanket Gold Mine (“Blanket”) in Zimbabwe.

As stated in the Management Discussion and Analysis for the year ended December 31, 2008, issued on April 1, 2009, Blanket had applied for the necessary permissions and licenses, following the recent changes to the regulations governing gold trading in Zimbabwe that would enable it to re-commence gold production.  Caledonia is pleased to announce that Blanket has today received these necessary licenses, being a Gold Dealer’s License from the Ministry of Finance and a Gold Exporter’s License from the Reserve Bank of Zimbabwe.

These licenses entitle Blanket to comply with the gold dealing and gold export regulations and to export and market its gold bullion to a refiner of its choice.  The proceeds from the sale of gold will be paid directly into Blanket’s foreign currency account (“FCA”) at a Zimbabwean commercial bank and Blanket will be entitled to retain 100% of the proceeds indefinitely in the FCA.  Blanket has already opened the necessary account with a major precious metals refiner and once Blanket has successfully completed its first delivery to the refinery, a further press release will be issued.

Caledonia has ensured that the detailed planning to return Blanket to production as soon as possible has been completed.  Blanket has secured an initial working capital facility and expects to resume production once it has taken delivery of the required consumables and spares, which have now been ordered for immediate delivery.

Blanket’s ability to achieve the planned production rates and complete the No 4 Shaft Expansion Project to increase production to 40,000 oz per annum depends on the availability of further debt facilities and the rate of internally-generated cash flow.  Caledonia continues discussions with several financial institutions regarding the raising of additional capital.  The ability to raise additional capital and to generate internal cash flows depends on the efficient and sustained implementation of the current arrangements for Zimbabwean gold exporters.

Commenting on these developments, Stefan Hayden, President and Chief Executive Officer of Caledonia said:  “The re-commencement of gold production at Blanket is a very positive development for Caledonia.  Blanket has managed to retain the bulk of its skilled workforce since it was forced to temporarily suspend operations in October 2008 and accordingly is in a good position to recommence production rapidly.  Provided a stable operating and monetary environment is maintained in Zimbabwe, it is expected that Blanket will realise its potential as a 40,000 oz per annum producer in 2010.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com